SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 14, 2005
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333-101891) and our Registration Statement on Form F-3 (File No. 333-114857)
as amended to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:       Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
Restatement of financial and operating performance for the nine months ended September 30,
2004 prepared in accordance with U.S. GAAP, including condensed consolidated financial information as of September 30, 2004 and December 31, 2003, and for each of the nine months ended September 30, 2004 and 2003.

Form 6-K/A Explanatory note
On October 29, 2004, AngloGold Ashanti furnished on Form 6-K to the United States Securities and
Exchange Commission (SEC), unaudited condensed consolidated financial information as of September 30,
2004 and for the nine month period ended September 30, 2004, prepared in accordance with U.S. GAAP, which included a review of financial and operating performance.

Since this date, AngloGold Ashanti has identified various events that will result in adjustments to the financial information furnished on the Form 6-K which are set out below:

•
The company indicated that it had written off goodwill of $182 million resulting from the Business
Combination between AngloGold and Ashanti due to the decline in the share price from the announcement date to the completion date. The terms of this transaction were first announced on
October 15, 2003 and the transaction was concluded on April 26, 2004. After further consideration and assessment of accounting guidance in SFAS142, AngloGold Ashanti reversed this write off. As at
December 31, 2004, AngloGold Ashanti performed its annual goodwill impairment test and concluded that no write down is required, primarily due to the subsequent increase in gold price.
•
The company reported the Acquired Hedge Creditor from Ashanti on the basis in which the take-on fair value of contracts designated as being Normal Sale Exempted, are netted off against mining assets.
After further consideration and assessment of accounting guidance in FIN39, the company changed its accounting treatment to report the Acquired Hedge Creditor and mining assets on a gross basis.

•
The company reported its investments in joint ventures in which it had joint control under the proportionate consolidation method. After further consideration and assessment of the accounting guidance in APB 18 and subsequent consensus opinions issued by the Emerging Issues Task Force of the Financial Accounting Standards Board, AngloGold Ashanti has determined that these investments should be reported in terms of the equity accounting method.
In total, the restatements above increased Net income by $175 million, increased Total assets, current liabilities and non current liabilities by $434 million, $26 million and $233 million, respectively, for the nine months ended September 30, 2004 and as of September 30, 2004. The restatements had no impact on Net income previously reported for the nine months ended September 30, 2003 and decreased Total assets by
$236 million as of December 31, 2003. Consequently, related per share data and cash flow as previously stated were also impacted by the restatement.
To correct these errors, AngloGold Ashanti restated its unaudited condensed consolidated balance sheets as of September 30, 2004 and December 31, 2003, the unaudited condensed income statements for the nine months ended September 30, 2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and 2003. AngloGold Ashanti has also revised its review of financial and operating performance, where necessary, to reflect these adjustments.
For information regarding this restatement and the effects on significant financial statement line items, see
Note A, “Restatement of previously issued financial statements,” to the condensed consolidated financial statements.

No attempt has been made in this amended Form 6-K to modify or update other disclosures presented in the original Form 6-K being amended, except as required to reflect the effects of the restatement. This Form 6-
K/A does not reflect events occurring after the filing of the original Form 6-K it amends. Information not affected by the restatement is unchanged and reflects the disclosure made at the time of the original submission of the Form 6-K to the SEC on October 29, 2004. Accordingly, this Form 6-K/A should be read in conjunction with our filings with and submissions to the SEC subsequent to the filing of the original Form 6-K being amended, including any amendments to those filings or submissions. The following items also have been amended: Form 6-K containing unaudited condensed consolidated financial information as of June 30,
2004 and for the six month period ended June 30, 2004, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations, furnished to the SEC on July 30, 2004.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2004 PREPARED IN ACCORDANCE WITH US GAAP

Date: October 29, 2004

In the following related management’s discussion of review of financial and operating performance, references to $ are to the lawful currency of the United States, references to A$ are to the lawful currency of
Australia and references to BRL are to the lawful currency of Brazil.

Introduction
The following is a summary of the Group’s financial and operating performance for the nine months ended
September 30, 2004 prepared in accordance with US GAAP. This summary also includes condensed consolidated financial information as of September 30, 2004 and December 31, 2003, and for each of the nine months ended September 30, 2004 and 2003 prepared in accordance with US GAAP.
The operations and financial condition of the interests in the companies and assets acquired in Ashanti are included in the US GAAP condensed consolidated financial information from April 26, 2004, the effective date of the AngloGold Ashanti Business Combination.
On October 29, 2004, AngloGold Ashanti issued its results for the quarter ended September 30, 2004 prepared in accordance with IFRS and published its report, including condensed consolidated financial information prepared in accordance with IFRS, for the same period. This information has been submitted to the US Securities and Exchange Commission on Form 6-K.

Operating review
Presented in the table below is selected operating data for AngloGold Ashanti for the nine-month periods ended September 30, 2004 and 2003. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:
Operating data for AngloGold Ashanti
Nine months ended September 30,
2004                                  2003
Total gold production (000 oz)
4,352
4,226
Total cash cost ($/oz)
265                                    223
Total production cost ($/oz)
349
278
Production costs ($ million)
1,028
812
Capital expenditure ($ million)
393
216
Consolidated entities
384
198
Equity accounted joint ventures
9
18

Gold production
For the nine months ended September 30, 2004, AngloGold Ashanti’s total gold production increased by
126,000 ounces, or about 3 percent, to 4.35 million ounces from 4.23 million ounces produced in the same period of 2003. This increase was mainly due to the impact of the additional 50 percent interest acquired in
Geita mine in Tanzania (2004: 380,000 oz; 2003: 214,000 oz) and the contribution of operations situated in
Ghana, Guinea and Zimbabwe (2004: 367,000 oz; 2003: nil oz) as part of the completed AngloGold Ashanti
Business Combination during April 2004, on the production of the current year when compared with 2003.
Gold production in the nine months ended September 30, 2004 from operations located in Brazil increased
(2004: 251,000 oz; 2003: 239,000 oz) compared to the same period in 2003 mainly due to an improvement in grade.

Gold production from operations situated in South Africa (2004: 2,317,000 oz; 2003: 2,455,000 oz)
decreased in the nine months ended September 30, 2004 when compared to the same period in 2003 mainly due to higher waste development and lower mining grades. Gold production in the nine months ended
September 30, 2004 decreased in the North American operations (2004: 238,000 oz; 2003: 314,000 oz) and the Australian region (2004: 296,000 oz; 2003: 334,000 oz) compared to the same period in 2003, mainly due to the impact of the sale of Jerritt Canyon Joint Venture of North America effective June 30, 2003 and the closure of Union Reefs mine in October 2003. Gold production from operations situated in Mali
(2004: 311,000 oz; 2003: 462,000 oz) decreased in the nine months ended September 30, 2004 when compared to the same period in 2003 mainly due to lower mining grades at Morila. Lower gold production were recorded from operations located in Namibia (2004: 49,000 oz; 2003: 57,000 oz) and Argentina
(2004: 143,000 oz; 2003: 151,000 oz) in the nine months ended September 30, 2004 when compared to the same period in 2003.

In the quarter ended September 30, 2004, gold production increased by 138,000 ounces to 1.63 million ounces, or 9 percent from 1.49 million ounces produced during the quarter ended June 30, 2004. This increase was mainly due to the impact of the contribution of operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination, for the full quarter ended September 30, 2004, as well as a general increase in production in most operating regions.

Total cash costs and total production costs

Total cash costs for the nine months ended September 30, 2004 was $265 per ounce, $42 per ounce, or
19 percent, higher than the cash costs of $223 per ounce recorded in the same period in 2003. This change was mainly due to substantially higher cash costs for the South African, Australian, Argentinean, Malian and
Namibian operations in the nine months ended September 30, 2004, which increased by 17 percent,
8 percent, 17 percent, 56 percent and 22 percent respectively, when compared to the same period in 2003.
The increase in total cash costs at the South African and Australian operations was mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.57 and R7.82 and the Australian dollar against the US dollar of A$1.37 and A$1.58, during the nine months ended September 30, 2004 and 2003, respectively).
The weaker US dollar against all local currencies accounted for nearly $30 per ounce, or 53 percent, of the total increase in total cash costs in the nine months ended September 30, 2004 compared to the same period in 2003. Operations in Argentina, Mali and Namibia recorded higher total cash costs in the nine months ended September 30, 2004 mainly due to increases in drilling costs, reagent costs, diesel costs and mining contractor rates as well as a decrease in grade (at Morila), when compared to the same period in 2003.

Total cash costs for the three months ended September 30, 2004 increased by 5 percent compared to the quarter ended June 30, 2004 mainly as a result of the continued strengthening of operating currencies and the effect of inflation primarily represented in rising diesel prices, contractor mining costs and the South
African mid-year wage increase. These unit cost increases were partially offset by higher recovered grades.
Total production costs for the nine months ended September 30, 2004 were $349 per ounce, $71 per ounce, or 26 percent, higher than the total production costs of $278 per ounce recorded in the same period of 2003.
Total production costs per ounce in the quarter ended September 30, 2004 increased by 4 percent compared to the quarter ended June 30, 2004.

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information
Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold
Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in
1996 and revised in November 1999.
Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.
Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.
Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.
Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company’s performance. While the Gold
Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:
•    an indication of profitability, efficiency and cash flows;
•    the trend in costs as the mining operations mature over time on a consistent basis; and
•    an internal benchmark of performance to allow for comparison against other mining companies.
A reconciliation of production costs as included in the Company’s unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the nine months ended
September 30, 2004 and 2003 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

For the nine months ended September 30,
(in $ millions, except as otherwise noted)
2004              2003
Production costs per condensed consolidated financial information
1,028
812
Plus:
Production costs of equity accounted joint ventures 82 97
Less:
Rehabilitation costs & other non-cash costs (19) (8)
Plus:
Inventory movement
22                 15
Royalties
27                 21
Related party transactions
(1)
22                 25
Adjusted for:
Minority interests
(2)
(18)                 (9)
Non-gold producing companies and adjustments 8 (10)
Total cash costs
1,152               943
Plus:
Depreciation, depletion and amortization
354              229
Employee severance costs
7                  2
Rehabilitation and other non-cash costs
19                  8
Adjusted for:
Minority interests
(2)
(6)                 (5)
Non-gold producing companies and adjustments (5) (2)
Total production costs
1,521            1,175
Gold produced (000’ ounces)
(3)
4,352            4,226
Total cash costs per ounce
(4)
265              223
Total production costs per ounce
(4)
349              278
(1)
Relates solely to production costs as included in the Company’s condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.
(2)
Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.
(3)
Attributable production only.
(4)
In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
Outlook
For the fourth quarter, AngloGold Ashanti anticipates producing approximately 1.7 million ounces at a total cash cost of about $262 per ounce, assuming the third quarter average exchange rate of R6.37 to the
US dollar. For the full year, the Company continues to expect to produce approximately 6.1 million ounces at a total cash cost of about $263 per ounce (previously $260 per ounce), assuming an exchange rate of R6.58 to the US dollar (previously R6.59 to the US dollar) for the year. The $3 per ounce increase in the estimate of total cash costs per ounce for the year is the result of a slightly stronger rand assumption and a higher oil price.
Capital expenditure
Capital expenditure during the nine months ended September 30, 2004 was $393 million compared with
$216 million in the same period of 2003. This $177 million, or 82 percent, increase is primarily the result of an increase in capital expenditure in South Africa mainly due to the Moab Khotsong and TauTona projects, the purchase of a new mining fleet in the Namibian region and capital projects in Ghana ($26 million) and Guinea
($38 million) as part of AngloGold Ashanti’s investment strategy following the AngloGold Ashanti Business
Combination completed in April 2004.
Compared with the three months ended June 30, 2004, capital expenditure increased by approximately
2 percent in the quarter ended September 30, 2004 mainly as a result of the reasons as discussed above.

Financial review
Revenues

Revenues from product sales and other income increased from $1,275 million in the first nine months of 2003 to $1,594 million in the comparable period in 2004, representing a 25 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2004 as well as the contribution to revenue during the nine months ended September 30, 2004, from operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination. The average spot price of gold was
$401 per ounce during the nine months ended September 30, 2004, $47 per ounce, or 13 percent, higher than $354 per ounce, the average spot price of gold in 2003. The majority of product sales consisted of
US dollar-denominated gold sales.
Production costs

Production costs increased from $812 million in the nine months ended September 30, 2003 to $1,028 million in the same period in 2004, which represents a $216 million, or 27 percent increase. In South Africa, production costs increased by $67 million to $656 million in the first nine months of 2004 from $589 million in the comparable period in 2003 mainly as a result of the strengthening of the South African rand relative to the
US dollar. About 64 percent of AngloGold Ashanti’s production costs were denominated in South African rands in the first nine months of 2004. Production costs recorded by operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $114 million during the nine months ended September 30, 2004.
General and administrative

General and administrative expenses increased from $30 million in the nine months ended September 30,
2003 to $41 million in the same period of 2004, mainly due to integration expenses following the AngloGold
Ashanti Business Combination and the strengthening of the South African rand relative to the US dollar.
Royalties

Royalties paid by AngloGold Ashanti increased from $9 million for the nine months ended September 30,
2003, to $18 million paid in the comparable period in 2004. Royalties are mostly calculated based on a percentage of revenues and are payable to local governments.
Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $132 million to $308 million in the first nine months of 2004 when compared to $176 million recorded in the same period in 2003. In South Africa, depreciation, depletion and amortization expense increased by $62 million from $77 million incurred in the nine months ended September 30, 2003 to $139 million in the same period for 2004 mainly as a result of the strengthening of the South African rand relative to the US dollar. Depreciation, depletion and amortization expense from operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $50 million during the nine months ended
September 30, 2004.

Impairment of assets

In the nine months ended September 30, 2004 the Company recorded an impairment of assets of $2 million relating mainly to mining assets and mineral rights in Australia. An impairment of assets of $72 million was recorded in the nine months ended September 30, 2003 relating to the Savuka operations in South Africa and the abandonment of exploration activities in the Australian region.
Interest expense

Interest expense increased by $29 million from $16 million recorded in the nine months ended September 30,
2003 to $45 million in the same period in 2004. The increase in interest expense from 2003 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond) and finance charges on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004.
Accretion expense

In the nine months ended September 30, 2004 accretion expense of $5 million was recorded compared with
$2 million in the same period in 2003, relating to the adoption of SFAS 143 “Accounting for Asset Retirement
Obligations (ARO’s)”, with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
Employment severance cost
Employment severance costs increased to $7 million during the nine months ended September 30, 2004 from $2 million in the same period in 2003. Employment severance costs recorded for the nine months ended
September 30, 2004 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, TauTona and Savuka.
Profit on sale of assets
The profit on sale of assets of $9 million recorded in the nine months ended September 30, 2004 mainly relate to the sale of the Western Tanami Project and Union Reefs mine in Australia and mineral rights in
South America. The profit on sale of assets of $47 million recorded in the nine months ended September 30,
2003 relates to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North
America, its wholly owned Amapari Project in North Brazil and shares held in East African Gold Mines
Limited and Randgold Resources Limited.
Non-hedge derivative loss/gain
A loss on non-hedge derivatives of $57 million was recorded in the nine months ended September 30, 2004 compared to a gain of $91 million in the same period in 2003.
Income before equity income and income tax
For the foregoing reasons, in the nine months ended September 30, 2004, income before equity income and income tax amounted to $34 million compared to $229 million in the same period in 2003.

Equity income in affiliates
Equity income in affiliates decreased from $61 million in the nine months ended September 30, 2003 to
$10 million in the same period in 2004, mainly as a result of the additional 50 percent interest acquired in
Geita as part of the AngloGold Ashanti Business Combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.
Deferred income and mining tax benefit/expense
Deferred income and mining tax expense decreased by $115 million from a net tax charge of $104 million recorded in the first nine months of 2003, to a net tax benefit of $11 million in the same period in 2004.
Charges for current tax in the first nine months of 2004 amounted to $18 million compared to $60 million in the same period in 2003 reflecting the impact of the South African tax formula to the decrease in the earnings of the operations in that country. Deferred tax charges in the first nine months of 2004 included tax benefits of $38 million compared with tax charges of $21 million related to non-hedge derivatives during the same period of 2003.
Cumulative effect of accounting change
The Company adopted SFAS 143 “Accounting for Asset Retirement Obligations (ARO’s)” with effect from
January 1, 2003. This resulted in a cumulative change in accounting policy effect of $3 million (net of provision for deferred taxation) reflected in the nine-month period ended September 30, 2003.
Net income
For the foregoing reasons net income applicable to common stockholders decreased by $130 million from
$170 million earned in the first nine months of 2003 to $40 million in the same period in 2004.
Liquidity and capital resources
Net cash provided by operating activities during the nine months ended September 30, 2004 amounted to
$327 million compared with $325 million in the same period in 2003.
In the nine months ended September 30, 2004, AngloGold Ashanti used $538 million in investing activities comprising mainly of payments for capital expenditure of $384 million for major capital projects, including
Moab Khotsong and TauTona in South Africa, and capital projects in Ghana and Guinea as part of
AngloGold Ashanti’s investment strategy following the AngloGold Ashanti Business Combination. Similarly,
the Company received cash of $7 million relating mainly to the disposal of its interests in the Western Tanami
Project and Union Reefs mine in Australia and paid a net cash consideration of $165 million relating to the completed AngloGold Ashanti Business Combination in April 2004. Net cash generated in financing activities of $146 million in the nine months ended September 30, 2004 included normal scheduled loan repayments in terms of other loan facilities of $123 million, the repayment of the $400 million unsecured syndicated loan facility (which was repayable in May 2004) amounting to $232 million, the repayment of $200 million under the $600 million unsecured syndicated loan facility (repayable in February 2005), the repayment of
$34 million syndicated project finance loans and the repayment of $139 million under a revolving credit facility acquired as part of the AngloGold Ashanti Business Combination. Proceeds from loans during the nine months ended September 30, 2004 amounted to $1,061 million, which included $991 million raised through the issuance of $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009 are convertible into AngloGold American Depositary Shares (ADSs) and are guaranteed by
AngloGold Ashanti. Total dividends paid in the nine months ended September 30, 2004 amounted to
$190 million. The effect of exchange rate changes on cash was a positive $5 million during the nine months ended September 30, 2004.

As a result of the items discussed above, at September 30, 2004, AngloGold Ashanti had $419 million of cash and cash equivalents compared with $479 million at December 31, 2003, a decrease of $60 million, or
13 percent. At September 30, 2004, the Company had a total of $371 million available but undrawn under its credit facilities.

During the remainder period of 2004, approximately $32 million of AngloGold Ashanti’s debt is scheduled to mature. The $600 million unsecured syndicated loan facility becomes due in February 2005. The amount drawn under this facility was $265 million as at September 30, 2004. The Company expects to finance the repayment of debt scheduled to mature in 2004 and 2005 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.
Heap leach inventory

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at September 30, 2004, $102 million was classified as short term compared with $99 million as at December 31, 2003 as AngloGold Ashanti expects the related gold to be recovered within twelve months.
As at September 30, 2004, $22 million was classified as long term compared with $7 million as at December
31, 2003.
Gold market

Following the fall in the gold price in the second quarter of 2004 following fears of a credit squeeze in China and a hard landing for the Chinese economy, and the associated sell-off in commodities that accompanied this fear, the gold price has regained most of its strength during the third quarter.

Since the end of the third quarter the gold price has approached the high of $430 per ounce seen in the first quarter of this year. Whilst the gold price continues to be most responsive to movements in the US dollar exchange rate against the euro, the price has also shown some independence during the third quarter, rising firmly even when there has been little movement in the currency markets. This seems to reflect increased investor interest in gold as part of a broader move of investment money towards hard assets. This pattern has been evident in other markets during this period. This does not necessarily signal a disconnect from the
US dollar or the US economy and gold is likely to benefit from dollar weakness in the future. It is rather that the gold market seems to have found supplementary reasons for appealing to investors, to the benefit of the gold price today.

Once again, the vehicle for interest in gold was primarily the New York Commodities Exchange, or Comex, and the movement in the dollar gold spot price reflects increasing interest in gold on Comex during the third quarter of 2004. The net open position at the end of September 2004 reached over 19 million ounces, and has remained since then at almost 20 million ounces net long. This figure is very close to the all-time high net position on Comex of 22.6 million ounces net long in the first week of April 2004, and the gold price has tracked this interest closely. News from the US economy in particular, and the direction of the US dollar during the balance of this quarter, will most likely be important factors in the behaviour of investors towards gold on Comex going forward.

The physical market for gold remains relatively quiet and the market is dependant on investment demand to clear the supply/demand balance. Nevertheless, there has been encouraging news from some areas of a year-on-year recovery in gold offtake. Demand for gold for jewellery in Turkey was particularly strong in the first half of 2004, although it should be borne in mind that an important part of this growth arises from Turkey increasing its market share from Italy, the developed world’s largest gold jewellery manufacturer. The gold jewellery market in mainland China also reported positive growth due entirely to a new category of modern
18 carat gold jewellery introduced by the World Gold Council to mainland China. With the end of the monsoon season and the commencement of the auspicious period for marriages in India, there has been some recovery in offtake in the Indian gold jewellery market in spite of the higher US dollar spot prices.

Since early 2004, the US dollar has recovered from its weakest position in the current cycle of $1.30 to the euro. For much of this year, the dollar has traded sideways in a range of $1.18-$1.24 to the euro. However, most commentators see this sideways movement as temporary and forecast an inevitable further decline of the US currency against both the euro and the yen.

Market forecasts project the dollar between $1.30 and $1.40 against the euro and between Y100 and Y105 by the end of 2005. Even the exceptions to these forecasts see the dollar only in a sideways channel, trading between $1.15 and $1.20, rather than any measurable strengthening of the US currency. In structural terms, there are economic circumstances – particularly in the shape of rising deficits in the US economy – which would seem to make it likely that the US dollar should weaken further, and possibly substantially. In previous economic cycles, budget and current account deficits in the US have made recession almost inevitable in order to bring economic fundamentals back into balance. However, with the other major economies (Japan and Europe) showing lower growth rates and more serious economic structural problems, and with the significant role played in global trade flows today by China, it is not yet certain that recession is as inevitable.

The weakening of the rand during the third quarter of 2004 was followed by an unexpected rate cut of
50 basis points by the South African Reserve Bank, which caused the market to pause for a short period of time. However, for the rest of this quarter, the rand performed robustly.

The average exchange rate for the September quarter of R6.37 to the US dollar is the strongest average exchange rate since the final quarter of 1999. The rand shows little sign of weakness in the current market circumstances. The strength of the rand over the past two years appears to be based on improvements in the South African economy, a low budget deficit and declining inflation.
In 2004, the spot price of gold opened at $415 per ounce in January and closed at $418 per ounce in
September 2004, compared with $346 per ounce in January 2003 and $385 per ounce in September 2003.
The average spot price of gold was $401 per ounce during the nine months ended September 30, 2004,
$47 per ounce, or 13 percent, higher than $354 per ounce, the average spot price of gold in the first nine months of 2003. During the first nine months of 2004, the highest spot price of gold was $430 per ounce compared to a high of $393 per ounce for the same period in 2003. The lowest spot price of gold was
$371 per ounce during the nine months ended September 30, 2004, 16 percent higher than $319 per ounce, the lowest spot price of gold for the same period ended September 30, 2003.

Hedging overview
AngloGold Ashanti manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At September 30, 2004, the net delta hedge position of AngloGold Ashanti was 12.71
(1)
million ounces at a
spot price of gold of $418.80 per ounce. The net delta hedge position reflects a slight increase of approximately 212,000 ounces in the net size of the combined AngloGold Ashanti hedge compared with the quarter ended June 30, 2004. This increase is due to the increase in the delta volume of short call options in the hedge value at a gold price $25 per ounce higher than the price at which the hedge was valued on
June 30, 2004. Outright forward contracts in the quarter ended September 30, 2004 declined by approximately 340,000 ounces when compared to the three months ended June 30, 2004. The marked-to-
market valuation of this position at September 30, 2004 was negative $1,139 million. The Company continues to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold.
(1)
Includes equity accounted joint ventures

AngloGold Ashanti’s net delta open hedge position at September 30, 2004
At September 30, 2004, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the combined company on this date was 12.71
(1)
million ounces (at June 30, 2004: 12.5
(1)
million ounces). This is calculated using the Black-
Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative
$1,139 million at September 30, 2004 (at June 30, 2004: negative $927.1 million). These values were based on a gold price of $418.80 per ounce, exchange rates of R/ $6.45 and A$/ $0.7258 and the prevailing market interest rates and volatilities at that date.
At October 27, 2004, the marked-to-market value of the hedge book was a negative $1,192 million based on a gold price of $425.50 per ounce and exchange rates of R/ $6.2275 and A$/ $0.7452 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
(1)
Includes equity accounted joint ventures

AngloGold Ashanti’s hedge position as at September 30, 2004
The following table indicates AngloGold Ashanti’s gold hedge position at a weighted average settlement price as at September 30, 2004 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward contracts
Amount (kg)
18,558
51,150
39,918
38,519
28,256
62,779
239,180
$
per
oz
$323
$329                 $341
$343
$360                 $370                 $347
Put options purchased
Amount (kg)
2,264
3,381
5,481
1,455
12,581
$ per oz
$391
$347
$355
$292
$352
*Delta
(kg)
750
496
871
50
2,167
Put options sold
Amount (kg)
6,532
2,799
4,354
13,685
$ per oz
$369
$345
$339
$355
*Delta
(kg)
746
181
432
1,359
Call options purchased
Amount (kg)
6,551
8,947
1,538
2,003
19,039
$ per oz
$350
$339
$370
$361
$348
*Delta
(kg)
6,518
8,395
1,243
1,671
17,827
Call options sold
Amount (kg)
10,556
38,075
22,208
20,647
22,096
46,833
160,415
$
per
oz
$370
$383                 $351
$346
$358                 $375                 $367
*Delta
(kg)
9,328          32,634
18,948          18,046           18,807
39,590            137,353
RAND GOLD
Forward contracts
Amount (kg)
933
933
Rand per kg
R116,335
R116,335
Put options purchased
Amount (kg)
933
1,875
2,808
Rand per kg
R80,538
R93,602
R89,261
*Delta
(kg)                 11 550
561
Put options sold
Amount (kg)
5,443
1,400
6,843
Rand per kg
R84,801
R88,414
R85,540
*Delta
(kg)             1,466 365
1,831
Call options purchased
Amount (kg)
933
933
Rand per kg
R79,251
R79,251
*Delta
(kg) 933
933
Call options sold
Amount (kg)
4,747
5,735
6,119
746
2,986
8,958
29,291
Rand
per
kg            R91,727
R129,890           R118,721
R173,119
R187,586           R216,522          R154,850
*Delta
(kg)                  3,580
1,093                1,900                81               360                1,854                8,868
A DOLLAR GOLD
Forward contracts
Amount (kg)
5,494
4,199
9,331
8,398
3,110
6,501
37,033
A$
per
oz
A$578
A$599               A$671
A$648
A$665                A$678               A$645
Put options purchased
Amount (kg)
1,244
1,244
A$ per oz
A$585
A$585
*Delta
(kg)
517
517
Put options sold
Amount (kg)
1,400
1,244
2,644
A$ per oz
A$574
A$553
A$564
*Delta
(kg)
481
253
734
Call options purchased
Amount (kg)
3,110
6,221
3,732
3,110
4,354
20,527
A$
per
oz
A$724               A$673
A$668
A$680                A$707              A$688
*Delta
(kg)
289                2,776
1,998
1,902                2,867                9,832
Call options sold
Amount (kg)
1,400
1,244
2,644
A$ per oz
A$581
A$602
A$591
*Delta
(kg)
557
573
1,130
Delta
(kg)
28,134           81,544
66,702           61,425          48,631             108,790             395,227
Total net gold:
Delta
(oz)
904,532       2,621,689
2,144,528       1,974,868      1,563,532
3,497,663        12,706,812
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004. The delta positions indicated above included positions from equity accounted joint ventures.

The following table indicates the Company’s currency hedge position at September 30, 2004
Year
2004
2005
2006
2007
2008           2009-2013
Total
RAND DOLLAR (000)
Forward contracts Amount ($)
Rand per $
Put options purchased Amount ($)
Rand per $
*Delta ($)
Put options sold Amount ($)
Rand per $
*Delta ($)
Call options purchased Amount ($)
Rand per $
*Delta ($)
Call options sold Amount ($) 50,000 50,000
Rand per $ R6.54 R6.54
*Delta ($) 17,597 17,597
A DOLLAR (000)
Forward contracts Amount ($) 55,237 55,237
$ per A$ A$0.59 A$0.59
Put options purchased Amount ($)
$ per A$
*Delta ($)
Put options sold Amount ($)
$ per A$
*Delta ($)
Call options purchased Amount ($)
$ per A$
*Delta ($)
Call options sold Amount ($)
$ per A$
*Delta ($)
BRAZILIAN REAL
(000)
Forward contracts Amount ($)
$ per BRL
Put options purchased Amount ($) 3,300 600 3,900
$ per BRL BRL3.13 BRL3.38 BRL3.17
*Delta ($) 3,139 503 3,642
Put options sold Amount ($) 2,550 600 3,150
$ per BRL BRL2.79 BRL3.21 BRL2.87
*Delta ($) 506 415 921
Call options purchased Amount ($)
$ per BRL
*Delta ($)
Call options sold Amount ($) 3,300 600 3,900
$ per BRL BRL3.23 BRL3.55 BRL3.28
*Delta ($) 90 43 133
DOLLAR SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 7,776 31,104 31,104 69,984
$ per oz $7.00 $7.00 $7.00 $7.00
*Delta (kg) 3,781 13,977 12,731 30,489
Put options sold Amount (kg) 7,776 31,104 31,104 69,984
$ per oz $6.06 $6.06 $6.06 $6.06
*Delta (kg) 1,466 7,962 8,608 18,036
Call options purchased Amount (kg)
$ per oz
*Delta (kg)
Call options sold Amount (kg) 7,776 31,104 31,104 69,984
$ per oz
$8.00
$8.00             $8.00
$8.00
*Delta (kg) 1,758 11,172 14,229 27,159
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004
.

Recent developments

Sale of Union Reefs

On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint
Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company
Limited (50 percent), for a total consideration of A$4 ($2) million. The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.

Government lifts embargo at Siguiri

On August 25, 2004, it was announced that the Government of Guinea advised AngloGold Ashanti that the embargo on the export of gold bullion from that country by AngloGold Ashanti had been lifted.

Sale of Freda-Rebecca Mine

In a joint announcement on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a cash consideration of $2.255 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the
Freda-Rebecca Gold Mine.

Agreement with Red 5 Limited

On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5.5 million. This placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.

Forward-looking statements

Except for historical information, there may be matters discussed in this report of financial and operating performance that are forward–looking statements. In particular, the statements made under “Operating review – Outlook” regarding future operating performance, “Liquidity and capital resources” regarding sources of financing of future debt repayments and under “Gold market” regarding the future performance of the gold and currency markets are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward–looking statements, refer to AngloGold’s annual report on Form 20-F for the year ended December 31, 2003 which was filed with the United States Securities and Exchange
Commission (SEC) on March 19, 2004.

Condensed Consolidated Financial Information for the nine months ended September 30, 2004

Basis of presentation
The unaudited condensed consolidated financial information of AngloGold Ashanti Limited included have been prepared in accordance with accounting principles generally accepted in the United States
(“US GAAP”). The balance sheet information at December 31, 2003, has been derived from AngloGold’s annual report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC on
March 19, 2004.

Dividends
On January 29, 2004, AngloGold declared a final dividend of 335 South African cents (49.82 US cents) per ordinary share for the year ended December 31, 2003 with a record date of February 20, 2004 and a payment date of February 27, 2004 for holders of ordinary shares and CDIs, and March 8, 2004 for holders of ADSs. On July 29, 2004 AngloGold Ashanti declared an interim dividend of 170 South African cents
(25.62 US cents) per ordinary share for the six months ended June 30, 2004 with a record date of August 20,
2004 and a payment date of August 27, 2004 for holders of ordinary shares and CDIs, August 30, 2004 for holders of GhDSs and September 7, 2004 for holders of ADSs. 100 GhDSs represents one ordinary share.
Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP
Nine months ended September 30,
2004
(unaudited)
2003
(unaudited)
(As restated)
(1)
(As restated)
(1)
(in US Dollars, millions, except for share data)
Sales and other income
1,594                            1,275
Product sales 1,547                            1,252
Interest, dividends and other 47 23
Cost and expenses
1,560                            1,046
Production costs 1,028 812
Exploration costs
30                                 28
Related party transactions 16 25
General and administrative 41 30
Royalties
18                                   9
Market development costs 12 12
Depreciation, depletion and amortization 308 176
Impairment of assets 2 72
Interest expense
45                                 16
Accretion expense
5                                   2
Employment severance costs 7 2
Profit on sale of assets (9) (47)
Non-hedge derivative loss/(gains) 57 (91)
Income before equity income and income tax
34                              229
Equity income in affiliates 10 61
Income before income tax provision
44                              290
Deferred income and mining tax benefit/(expensed) 11 (104)
Income before minority interest
55                              186
Minority interest
(15)                              (13)
Income before cumulative effect of accounting change
40                              173
Cumulative effect of accounting change - (3)
Net income – applicable to common stockholders
40                              170
Basic earnings per common share : (cents)
Before cumulative effect of accounting change
16                                 77
Cumulative effect of accounting change
-                                 (1)
Net income – applicable to common stockholders
16                                76
Diluted earnings per common share : (cents)
Before cumulative effect of accounting change
16                                77
Cumulative effect of accounting change
-                                (1)
Net income – applicable to common stockholders
16                                76
Weighted average number of common shares used in computation
246,954,457                 222,772,159
Dividend per common share (cents)
75                              133
(1)
See note A.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP
At September 30,
2004
(unaudited)
At December 31,
2003
(As restated)
(1)
(As restated)
(1)
(in US Dollars, millions)
Assets
Current assets
1,373                            1,283
Cash and cash equivalents
419
479
Receivables
605                               551
Trade
39                                39
Derivatives
305
370
Value added taxes
23
19
Other
238                              123
Inventories
247                              154
Materials on the leach pad
102
99
Property, plant and equipment, net
4,614                            2,300
Acquired properties, net
1,673                               737
Goodwill
527                              226
Derivatives
123                                94
Materials on the leach pad
22                                  7
Other long-term assets
461                              696
Total assets
8,793                           5,343
Liabilities and Stockholders' equity
Current liabilities
1,197                           1,116
Accounts payable and accrued liabilities
455
355
Derivatives
403                              408
Short-term debt
317                              331
Income and mining tax payable
22
22
Long-term debt
1,357                              778
Derivatives
729                              274
Deferred income and mining tax
1,548                              789
Provision for environmental rehabilitation
171                              124
Other accrued liabilities
27                                  6
Provision for post-retirement medical benefits
128                              136
Minority interest
60                                52
Commitments and contingencies
Share capital and reserves
3,576                           2,068
Common stock
Stock issued 2004 – 264,439,294 (2003 – 223,136,342)
11
9
Additional paid in capital
4,958
3,415
Accumulated deficit
(756)
(616)
Accumulated other comprehensive income
(637)
(740)
Total liabilities and stockholders' equity
8,793                           5,343
(1)
See note A.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP
Nine months ended September 30,
2004
(unaudited)
2003
(unaudited)
(As restated)
(1)
(As restated)
(1)
(in US Dollars, millions)
Net cash provided by operating activities
327 325
Income before cumulative effect of accounting change 40 173
Reconciled to net cash provided by operations:
Profit on sale of assets (9) (47)
Depreciation, depletion and amortization 308 176
Deferred stripping costs (26) (23)
Impairment of assets 2 72
Deferred income and mining tax (31) 26
Other non cash items 90 (18)
Net decrease in provision for environmental
rehabilitation and post-retirement medical
Benefits
(10)                                 (15)
Effect of changes in operating working capital items:
Receivables
6                                (28)
Inventories (20) (38)
Accounts payable and accrued liabilities (23) 47
Net cash used in investing activities
(538)                               (148)
Increase in non-current investments (15) -
Additions to property, plant and equipment (384) (198)
Proceeds on sale of mining assets 7 3
Proceeds on sale of investments - 45
Cash effects of acquisitions/disposals (165) 1
Loans receivable advanced (3) (1)
Loans receivable repaid 22 2
Net cash generated/(used) in financing activities
146                                 (78)
Payments of short-term debt (728) (89)
Issuance of stock 3 6
Share issue expenses - -
Proceeds of long-term debt 1,061 314
Dividends paid (190) (309)
Net (decrease)/increase in cash and cash equivalents
(65)                                   99
Effect of exchange rate changes on cash
5                                   31
Cash and cash equivalents – January 1,
479                                 362
Cash and cash equivalents – September 30,
419                                 492
(1)
See note A.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30,
2004
Prepared in accordance with US GAAP
Note A. Restatement of previously issued financial statements
On October 29, 2004, AngloGold Ashanti furnished on Form 6-K to the United States
Securities and Exchange Commission (SEC), unaudited condensed consolidated financial information as of September 30, 2004 and for the nine month period ended September 30,
2004, prepared in accordance with U.S. GAAP, which included a review of financial and operating performance.

Since this date, AngloGold Ashanti has identified various events that will result in adjustments to the financial information furnished on the Form 6-K which are set out below:
•
The company indicated that it had written off goodwill of $182 million resulting from the
Business Combination between AngloGold and Ashanti due to the decline in the share price from the announcement date to the completion date. The terms of this transaction were first announced on October 15, 2003 and the transaction was concluded on April 26, 2004. After further consideration and assessment of accounting guidance in SFAS142, AngloGold Ashanti reversed this write off. As at December 31,
2004, AngloGold Ashanti performed its annual goodwill impairment test and concluded that no write down is required, primarily due to the subsequent increase in gold price.

•
The company reported the Acquired Hedge Creditor from Ashanti on the basis in which the take-on fair value of contracts designated as being Normal Sale Exempted, are netted off against mining assets. After further consideration and assessment of accounting guidance in FIN39, the company changed its accounting treatment to report the Acquired Hedge Creditor and mining assets on a gross basis.

•
The company reported its investments in joint ventures in which it had joint control under the proportionate consolidation method. After further consideration and assessment of the accounting guidance in APB 18 and subsequent consensus opinions issued by the Emerging Issues Task Force of the Financial Accounting Standards
Board, AngloGold Ashanti has determined that these investments should be reported in terms of the equity accounting method.
To correct these errors, AngloGold Ashanti restated its unaudited condensed consolidated balance sheets as of September 30, 2004 and December 31, 2003, the unaudited condensed income statements for the nine months ended September 30, 2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and 2003. AngloGold Ashanti has also revised its review of financial and operating performance, where necessary, to reflect these adjustments.
No attempt has been made in this amended Form 6-K to modify or update other disclosures presented in the original Form 6-K being amended, except as required to reflect the effects of the restatement. This Form 6-K/A does not reflect events occurring after the filing of the original Form 6-K it amends. Information not affected by the restatement is unchanged and reflects the disclosure made at the time of the original submission of the Form 6-K to the
SEC on October 29, 2004. Accordingly, this Form 6-K/A should be read in conjunction with our filings with and submissions to the SEC subsequent to the filing of the original Form 6-K being amended, including any amendments to those filings or submissions. The following items also have been amended: Form 6-K containing unaudited condensed consolidated financial information as of June 30, 2004 and for the six month period ended June 30, 2004, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations, furnished to the SEC on
July 30, 2004.
The effects of the restatements on the unaudited condensed consolidated income statements and the unaudited condensed consolidated cash flow statements for the nine months ended September 30, 2004 and 2003 and the unaudited condensed consolidated balance sheets as of September 30, 2004 and December 31, 2003, are summarized in the following tables:

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30,
2004…continued
Prepared in accordance with US GAAP
Note A. Restatement of previously issued financial statements (continued)
Unaudited condensed consolidated income statement
Nine months ended September 30, 2004
As previously
reported
Adjustments                 As restated
(in US Dollars, millions, except for share data)
Sales and other income
1,747                          (153)                         1,594
Costs and expenses
1,875                          (315)                         1,560
(Loss)/income before equity income and income tax
(128)
162
34
Equity income in affiliates
-                            10                               10
(Loss)/income before income tax provision
(128)
172
44
Deferred income and mining tax benefit
8
3
11
Minority interest
(15)                               -
(15)
Net (loss)/income before cumulative effect of accounting change
(135)
175
40
Net (loss)/income
(135)                            175                             40
Basic and diluted (loss)/earnings per common share: (cents)
(Loss)/income before cumulative effect of accounting change
(55)
71
16
Net (loss)/income
(55)                              71                             16
Unaudited condensed consolidated income statement
Nine months ended September 30, 2003
As previously
reported Adjustments                             As restated
(in US Dollars, millions, except for share data)
Sales and other income
1,503                          (228)                        1,275
Costs and expenses
1,219                          (173)                         1,046
Income before equity income and income tax
284
(55)
229
Equity income in affiliates
-                             61                             61
Income before income tax provision
284
6
290
Deferred income and mining tax expensed
(98)
(6)
(104)
Minority interest
(13)                                -
(13)
Net income before cumulative effect of accounting change
173
-
173
Net income
170                                -
170
Basic and diluted earnings per common share: (cents)
Income before cumulative effect of accounting change
77
-
77
Net income
76                                -
76
Unaudited condensed consolidated cash flow statement
Nine months ended September 30, 2004
As previously
reported
Adjustments                 As restated
(in US Dollars, millions)
Net cash provided by operating activities
339
(12)
327
Net cash used in investing activities                                                                                                     (547)
9
(538)
Net cash generated in financing activities
138
8
146
Effect of exchange rate changes on cash
5
-
5
Cash and cash equivalents – beginning of year
505
(26)
479
Cash and cash equivalents – end of year
440
(21)
419

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30,
2004…continued
Prepared in accordance with US GAAP
Note A. Restatement of previously issued financial statements (continued)
Unaudited condensed consolidated cash flow statement
Nine months ended September 30, 2003
As previously
reported
Adjustments                 As restated
(in US Dollars, millions)
Net cash provided by operating activities
353
(28)
325
Net cash used in investing activities                                                                                                       (166)
18
(148)
Net cash used in financing activities                                                                                                        (89)
11
(78)
Effect of exchange rate changes on cash
31
-
31
Cash and cash equivalents – beginning of year
413
(51)
362
Cash and cash equivalents – end of year
542
(50)
492
Unaudited condensed consolidated balance sheet
At September 30, 2004
As previously
reported
Adjustments                 As restated
(in US Dollars, millions)
Cash and cash equivalents
440                              (21)                        419
Other current assets
1,034                              (80)                        954
Investment in affiliates
(1)
5                             322                         327
Non current assets
6,880                              213
7,093
Total assets
8,359                              434
8,793
Current liabilities
1,171                                26
1,197
Non current liabilities
3,727                              233
3,960
Minority interests
60                                  -
60
Stockholders’ equity
3,401                               175
3,576
Total liabilities and stockholders’ equity
8,359
434
8,793
(1)
Included in long-term assets.
Unaudited condensed consolidated balance sheet
At December 31, 2003
As previously
reported
Adjustments                 As restated
(in US Dollars, millions)
Cash and cash equivalents
505                          (26)                            479
Other current assets
905                         (101)                           804
Equity method investments
(1)
5                          503                            508
Non current assets
4,164                          (612)                        3,552
Total assets
5,579                          (236)                        5,343
Current liabilities
1,202                            (86)
1,116
Non current liabilities
2,257                          (150)                        2,107
Minority interests
52                              -
52
Stockholders’ equity
2,068                              -
2,068
Total liabilities and stockholders’ equity
5,579
(236)
5,343
(1)
Included in long-term assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 14, 2005
By: /s/ C R B ULL

Name: C R Bull
Title:    Company Secretary